UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 22, 2016
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release - ANGLOGOLD ASHANTI LIMITED - TRADING STATEMENT FOR THE
SIX MONTHS ENDED 30 JUNE 2016

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
22 July 2016
NEWS RELEASE
ANGLOGOLD ASHANTI TRADING STATEMENT FOR THE SIX MONTHS ENDED
30 JUNE 2016
AngloGold Ashanti will release results for the six months ended 30 June 2016 (“the period”) on the
Johannesburg Stock Exchange News Service on 15 August 2016.
With reference to the Listings Requirements of the JSE Limited, issuers are required to publish a trading statement as soon as they become reasonably certain that the financial results for the period to be reported on next will differ by at least 20% from those of the previous corresponding reporting period.
Shareholders are advised that the Company has reasonable certainty that headline earnings and headline earnings per share (“HEPS”) for the period are both expected to be between 167% and
177% higher than for the six months ended 30 June 2015 (“comparative period”). Headline earnings are expected to be between $87 million and $99 million, with HEPS between 22 cents and 24 cents.
Headline loss and headline loss per share for the comparative period were $128 million and 31 cents, respectively.
Basic earnings and basic earnings per share (“EPS”) for the period are also both expected to be between 131% and 141% higher than the comparative period. Basic earnings are expected to be between $45 million and $59 million, with EPS between 12 cents and 14 cents. Basic loss and loss per share for the comparative period were $143 million and 35 cents, respectively.
During the period, AngloGold Ashanti settled foreign denominated debt resulting in a recycling of historic foreign exchange losses of $60 million (post-tax) from the Foreign Currency Translation
Reserve in the Statement of Changes in Equity to the Income Statement. This amounts to a loss per share of 15 cents. These losses are non-cash in nature and are added back for purposes of the
HEPS and adjusted HEPS (“AHEPS”) calculations for the period.
The Company will present adjusted headline earnings and AHEPS, which are expected to exceed headline earnings and HEPS by $66 million and 16 cents, respectively. Adjustments to headline earnings and HEPS include fair value adjustments to the 8.5% bonds; losses on unrealised non-
hedge derivatives and other commodity contracts; and provision for losses and impairment of associates.

The expected overall increases in headline earnings and basic earnings are primarily due to:
·   The higher gold price, which averaged $1,222/oz in the first half of this year compared with
    $1,204/oz in the comparative period
·   Weaker operating currencies in South Africa, Brazil, Australia, and Argentina in the first half of this year versus the first half of 2015
·   Continued focus on cost control across the portfolio of 17 operations in nine countries
·   Interest savings after a successful tender offer on 25 September 2015 to repurchase 8.5%
    bonds maturing 2020 (the “Notes”) with an aggregate face value of $779 million, resulting in an interest saving in the period of $33 million
·   Positive effect of the translation of the deferred taxation balance in South America of
    $57 million
·   The above increases are partly offset by reduced income from associates and joint ventures during the period of $39 million.
Gold production for the period is expected to be 1,745koz (1,878koz from continuing operations which included Obuasi for the comparative period in 2015), with all-in sustaining costs of $911/oz for the period ($924/oz for the comparative period in 2015).
AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of AngloGold Ashanti Limited, reported on
28 June 2016 that it has issued a notice for the conditional redemption (subject to meeting the condition described below) of all of its outstanding 8.5% Notes. This is in line with AngloGold
Ashanti’s stated intention to reduce its annual interest charge, to improve the free cash flow generation capacity of the business. These Notes currently carry an annual interest charge of $40 million.
The redemption of the Notes is conditional upon the receipt by the Company of borrowings under the
Company’s $1 billion revolving credit facility in a sufficient amount, together with available cash in an amount determined by the Company, to pay the redemption price for the Notes, including any applicable premium, and accrued and unpaid interest in full and pay all related expenses on or before the redemption date. The redemption date is 1 August 2016.
These Notes will be redeemed at a redemption price equal to 106.375% of the principal amount of the
Notes to be redeemed, plus additional amounts, if any, plus accrued and unpaid interest to the date of the redemption.
The forecast financial information on which this trading statement is based has not been reviewed or reported on by AngloGold Ashanti’s external auditors.
Johannesburg
22 July 2016
JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Contacts
Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman
+1 212 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi
+27 11 637 6763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold
Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-
looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause
AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2015, which was filed with the United States Securities and Exchange Commission (“SEC”). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The financial information contained in this news release has not been reviewed or reported on by the Company's external auditors.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold
Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the
“Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited

Date: July 22, 2016
By: /s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance